Exhibit 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

As of December 31, 2020, Immatics N.V. (the “Company”, “we” “us”) had two class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (a) ordinary shares, nominal value €0.01 per share, and (b) warrants to purchase ordinary shares.

The following descriptions do not purport to be complete and are subject to the Company’s articles of association and the amended and restated warrant agreement relating to the warrants, copies of which have been filed as exhibits to the Company’s Annual Report on Form 20-F of which this Exhibit 2.2 is a part, and are subject to provisions of applicable Dutch law.

General

We were incorporated on March 10, 2020 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, and upon the consummation of the Business Combination, we converted into a Dutch public limited liability company (naamloze vennootschap).

We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 77595726. We have our corporate seat is in Amsterdam, the Netherlands and our registered office is at Paul-Ehrlich-Straße 15, 72076 Tübingen, Federal Republic of Germany.

On July 1, 2021, and pursuant to our articles of association, our current two-tier board structure will automatically convert into a one-tier board structure, which will consist of a nine-member staggered board divided into three classes. In the one-tier board structure, we will also have an Executive Committee consisting of all our executive directors and other executive officers.

Share Capital

Authorized Share Capital

Our authorized share capital consists of 285,000,000 ordinary shares, nominal value of €0.01 per share, and 15,000,000 financing preferred shares. The financing preferred shares are divided into five series, each consisting of 3,000,000 financing preferred shares. As of December 31, 2020, there were 62,908,617 ordinary shares outstanding and no financing preferred shares outstanding.

The financing preferred shares may, at the request of the holder, be converted into ordinary shares pursuant to a resolution of our Management Board or, after July 1, 2021, our Board. The conditions for conversion and the further terms and conditions related to the financing preferred shares will be determined by our Management Board subject to the prior approval of our Supervisory Board or, after July 1, 2021, our Board, our general meeting and the meeting of holders of the series of financing preferred shares concerned, if such series of financing preferred shares has been issued and are held by persons other than us. The preceding sentence applies by analogy to any adjustment to the conditions.

Issuance of Ordinary Shares

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of our general meeting. Our articles of association provide that the general meeting may only resolve to issue shares upon the proposal of our Management Board, which proposal requires the prior approval of our Supervisory Board. The general meeting may authorize the Management Board to issue new ordinary shares or grant rights to subscribe for ordinary shares, subject to the approval of our Supervisory Board. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as, and to the extent, that such authorization is effective, our general meeting will not have the power to issue ordinary shares.

Pursuant to a resolution of the general meeting dated June 30, 2020, our Management Board is irrevocably authorized to for a period of five years from July 1, 2020, to issue ordinary shares or financing preferred shares up to the amount of the authorized share capital (from time to time). On July 1, 2021, the powers of our Management Board will vest in our Board.

Preemptive Rights

Subject to restrictions in our articles of association, holders of ordinary shares have preemptive rights in relation to newly issued ordinary shares under Dutch law.

Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of our general meeting, which resolution requires a two-thirds majority of the votes cast if less than half of the issued share capital is present or represented at the meeting. The general meeting may authorize our Management Board, subject to the prior approval of our Supervisory Board or, after July 1, 2021, our Board to limit or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization for our Management Board, subject to the prior approval of our Supervisory Board or, after July 1, 2021, our Board can be granted and extended, in each case for a period not exceeding five years.

Pursuant to a resolution of the general meeting dated June 30, 2020, our Management Board is irrevocably authorized for a period of five years from July 1, 2020 to limit or exclude preemptive rights on ordinary shares up to 100% of the number of ordinary shares in our authorized share capital (from time to time).

Preemptive rights do not exist with respect (a) to the issue of ordinary shares or grant of rights to subscribe for ordinary shares to our employees or a “group” company of ours, and (b) the issue of ordinary shares against a contribution in kind. Preemptive rights do not exist with respect to the issue of financing preferred shares and holders of financing preferred shares have no preemptive right to acquire newly issued ordinary shares. On July 1, 2021, the powers of our Management Board will vest in our Board.

Transfer of Ordinary Shares

Under Dutch law, transfers of ordinary shares (other than in book-entry form) require a written deed of transfer and, unless the company is a party to the deed of transfer, and acknowledgement by or proper service upon the company to be effective.

Under our articles of association, if one or more ordinary shares are admitted to trading on Nasdaq or any other regulated foreign stock exchange located in the United States, we may, by resolution of our Management Board, determine that the laws of the State of New York will apply to the property law aspects of the ordinary shares included in the part of the register of shareholders kept by the relevant transfer agent. Such resolution, as well as the revocation thereof, will be made public as required by law and will be made available for inspection at our office and the Dutch trade register. Our management has adopted such resolution effective as of the Closing Date. On July 1, 2021, the powers of our Management Board will vest in our Board.

Form of Ordinary Shares

Pursuant to our articles of association, the ordinary shares are registered shares.

Purchase and Repurchase of Ordinary Shares

Under Dutch law, we may not subscribe for newly issued ordinary shares. We may acquire ordinary shares, subject to applicable provisions and restrictions of Dutch law and our articles of association, to the extent that:

•	such ordinary shares are fully paid up;

•

such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our articles of association; and

•

immediately after the acquisition of such ordinary shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than ordinary shares acquired for no valuable consideration or under universal title of succession (onder algemene titel) (e.g., through a merger or spin-off) under statutory Dutch or other law, we may acquire ordinary shares only if our general meeting has authorized our Management Board to do so, subject to prior approval of our Supervisory Board or, after July 1, 2021, our Board. An authorization by our general meeting for the acquisition of ordinary shares can be granted for a maximum period of 18 months. Such authorization must specify the number of ordinary shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of our general meeting is required if ordinary shares are acquired by us on Nasdaq with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them. For each annual general meeting, we expect that our Management Board, or, after July 1, 2021, our Board will place on the agenda a proposal to reauthorize our Management Board, or, after July 1, 2021, our Board to repurchase shares for a period of 18 months from the date of the resolution. We cannot derive any right to any distribution from ordinary shares, or voting rights attached to ordinary shares acquired by it.

Pursuant to a resolution of the general meeting dated June 30, 2020, the our Management Board is irrevocably authorized for a period of 18 months to resolve for us to acquire fully paid-up ordinary shares up to the maximum number of ordinary shares permitted pursuant to the law and our articles of association from time to time, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to one hundred and ten percent (110%) of the market price of ordinary shares, provided that (i) for open market or privately negotiated repurchases, the market price will be the price for ordinary shares Nasdaq at the time of the transaction, (ii) for self-tender offers, the market price will be the volume weighted average price for the ordinary shares on Nasdaq during a period, determined by the Management Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer, and (iii) for accelerated repurchase arrangements, the market price will be the volume weighted average price of the ordinary shares on the NYSE over the term of the arrangement. The volume weighted average price for any number of trading days will be calculated as the arithmetic average of the daily volume weighted average price on those trading days. On July 1, 2021, the powers of our Management Board will vest in our Board.

Pursuant to a resolution of the general meeting dated June 30, 2020, our Management Board is furthermore irrevocably authorized for a period of 18 months from July 1, 2020 to resolve for us to acquire fully paid up financing preferred shares up to the maximum number of financing preferred shares permitted pursuant to the law and our articles of association from time to time and that financing preferred shares may be acquired through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the financing preferred shares up to the amount that would be paid by us upon cancellation of such financing preferred shares in accordance with the relevant provisions of our articles of association. On July 1, 2021, the powers of our Management Board will vest in our Board.

Capital Reduction

At a general meeting, our shareholders may resolve on the proposal of our Management Board, which proposal will require the prior approval of our Supervisory Board to reduce our issued share capital by (i) cancelling ordinary shares or (ii) reducing the nominal value of the ordinary shares by amending our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel ordinary shares may only relate to (i) ordinary shares held by us or in respect of which we hold the depository receipts, or (ii) all financing preferred shares of a class if approved by the holders of all shares of that class. In order to be approved by our general meeting, a resolution to reduce the capital requires approval of a majority of the votes cast at a general meeting if at least 50% of the issued share capital is represented at such meeting or at least 66 2/3% of the votes cast at a general meeting if less than 50% of the issued share capital is represented at such meeting. On July 1, 2021, the powers of our Management Board will vest in our Board.

A reduction of the nominal value of ordinary shares without repayment and without release from the obligation to pay up the ordinary shares must be effectuated proportionally on shares of the same class (unless all affected shareholders agree to a disproportional reduction).

A resolution that would result in a reduction of capital requires approval by a majority of the votes cast of each group of shareholders of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

General Meeting of Shareholders and Voting Rights

General Meeting of Shareholders

General meetings are held in Amsterdam, Rotterdam, The Hague, Arnhem, Utrecht, or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All of our shareholders and others entitled to attend our general meetings are authorized to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

However, due to the COVID-19 pandemic several restrictions have been implied in the Netherlands. It is possible that we will deviate from our articles of association and/or the Dutch Civil Code, as permitted under the emergency bill Temporary Measures in the Field of the Ministry of Justice and Security in connection with the Outbreak of COVID-19 (Tijdelijke Wet COVID-19 Justitie & Veiligheid) as extended or amended from time to time.

We will hold at least one general meeting each year, to be held within six months after the end of its financial year. A general meeting will also be held within three months after our Board has determined it to be likely that our equity has decreased to an amount equal to or lower than half of its paid-up and called-up capital, in order to discuss the measures to be taken if so required. If our Board fails to hold such general meeting in a timely manner, each shareholder and other person entitled to attend our general meeting may be authorized by the Dutch court to convene our general meeting.

Our Management Board or our Supervisory Board or, after July 1, 2021, our Board may convene additional extraordinary general meetings of shareholders at its discretion, subject to the notice requirements described below. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 10% of our issued share capital, may on their application be authorized by the Dutch court to convene a general meeting. The Dutch court will disallow the application if (i) the applicants have not previously requested in writing that our Management Board or our Supervisory Board or, after July 1, 2021, our Board convenes a shareholders’ meeting or (ii) our Management Board or our Supervisory Board or, after July 1, 2021, Board convenes a shareholders’ meeting or (ii) our Board has not taken the necessary steps so that the shareholders’ meeting could be held within six weeks after such request.

The general meeting is convened by a notice, which includes an agenda stating the items to be discussed and the location and time of our general meeting. For the annual general meeting the agenda will include, among other things, the adoption of our annual accounts, the appropriation of its profits or losses and proposals relating to the composition of and filling of any vacancies on our Management Board, our Supervisory Board or, after July 1, 2021, our Board. In addition, the agenda for a general meeting includes such additional items as determined by our Management Board, our Supervisory Board or, after July 1, 2021, our Board. Pursuant to Dutch law, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least 3% of the issued share capital, have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, and may include a proposal for a shareholder resolution, and must be received by us no later than on the sixtieth (60th) day before the day the relevant shareholders’ meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda. Under our articles of association, certain items can only be put on the agenda as a voting item by our Management Board or our Supervisory Board, after July 1, 2021 our Board. Shareholders meeting the relevant requirements may still request the inclusion of such items on the agenda as a discussion item.

We will give notice of each general meeting by publication on its website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. We will observe the statutory minimum convening notice period for a general meeting. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in its shareholders’ register.

Pursuant to our articles of association and Dutch law, our Management Board, or, after July 1, 2021, our Board may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote at our general meeting. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the notice of our general meeting. Our articles of association provide that a shareholder must notify us in writing of his or her identity and his or her intention to attend (or be represented at) our general meeting, such notice to be received by us on the date set by our Management Board, or, after July 1, 2021, our Board in accordance with our articles of association and as set forth in the convening notice. If this requirement is not complied with or if upon request no proper identification is provided by any person wishing to enter our general meeting, the chairman of our general meeting may, in his or her sole discretion, refuse entry to the shareholder or his or her proxy holder.

Pursuant to our articles of association, our general meeting is chaired by the Chairman of our Supervisory Board, who, nevertheless, may charge another person to preside over the meeting in his place even if he himself is present at the meeting. If the chairman of our Supervisory Board is absent and he has not charged another person to preside over the meeting in his place, our general meeting will be presided over by the vice-chairman of our Supervisory Board. If both the chairman and the vice-chairman are absent, our Supervisory Directors present at the meeting will appoint one of them to be chairman. In the absence of all Supervisory Directors, our general meeting will be presided over by the chief executive officer. If all Supervisory Directors and the chief executive officer are absent, our Managing Directors present at the meeting will appoint one of them as chairman. If all Supervisory Directors and all Managing Directors are absent, our general meeting will appoint its chairman.

After July 1, 2021, our general meeting will be presided over by the chairman of our Board, who, nevertheless, may charge another person to preside over the meeting in his place even if he himself is present at the meeting. If the chairman of our Board is absent and he has not charged another person to preside over the meeting in his place, the directors present at the meeting will appoint one of them to be chairman. In the absence of all directors, our general meeting will appoint its chairman.

Voting Rights and Quorum

In accordance with Dutch law and our articles of association, each ordinary share, irrespective of which class it concerns, confers the right on the holder thereof to cast one vote at our general meeting. The voting rights attached to any ordinary shares held by us or our direct or indirect subsidiaries are suspended, unless the ordinary shares were encumbered with a right of usufruct or a pledge in favor of a party other than us or a direct or indirect subsidiary before such ordinary shares were acquired by us or such a subsidiary, in which case, the other party may be entitled to exercise the voting rights on the ordinary shares. We may not exercise voting rights for ordinary shares in respect of which we or a direct or indirect subsidiary has a right of usufruct or a pledge.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of our general meeting) of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares will have the voting rights attached thereto if so provided for when the usufruct or pledge was created.

Under our articles of association, blank votes (votes where no choice has been made), abstentions and invalid votes will not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a general meeting. The chairman of our general meeting will determine the manner of voting and whether voting may take place by acclamation.

Resolutions of the shareholders are adopted at a general meeting by a majority of votes cast, except where Dutch law or our articles of association provide for a special majority in relation to specified resolutions. Our articles of association do not provide for a quorum requirement, subject to any provision of mandatory Dutch law.

Subject to certain restrictions in our articles of association, the determination during our general meeting made by the chairman of that general meeting with regard to the results of a vote will be decisive. Our Board will keep a record of the resolutions passed at each general meeting.

Amendment of Articles of Association

At a general meeting, at the proposal of our Management Board, which proposals requires the prior approval of our Supervisory Board, our general meeting may resolve to amend the articles of association. A resolution by the shareholders to amend the articles of association requires a majority of the votes cast. On July 1, 2021, the powers of our Management Board will vest in our Board.

Merger, Demerger and Dissolution

At the proposal of our Management Board, which proposal requires the prior approval of our Supervisory Board, our general meeting may resolve with a majority of the votes cast (subject to certain exceptions) or with at least two-thirds of the votes cast if less than half of the issued capital is present or represented at our general meeting, to legally merge or demerge the company within the meaning of Title 7, Book 2 of the Dutch Civil Code. On July 1, 2021, the powers of our Management Board will vest in our Board.

Our shareholders may at a general meeting, based on a proposal by our Management Board which proposal requires the prior approval of our Supervisory Board, by means of a resolution passed by a majority of the votes cast resolve that the company will be dissolved. In the event of dissolution of the company, the liquidation will be effected by our Managing Directors, under the supervision of our Supervisory Board unless our general meeting decides otherwise. After July 1, 2021, the liquidation will be effected by our Executive Directors, under the supervision of our Non-Executive Directors, unless our general meeting decides otherwise.

Squeeze-Out

A shareholder who for its own account (or together with its group companies) holds at least 95% of our issued share capital may institute proceedings against the other shareholders jointly for the transfer of their shares to the shareholder who holds such 95% majority. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof Amsterdam) (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective of obtaining at least 95% of our issued share capital so the shareholder may initiate squeeze-out proceedings. Those restructuring transactions could, among other things, include a merger or demerger involving the company, a contribution of cash and/or assets against issuance of ordinary shares, the issue of new ordinary shares to the majority shareholder without preemptive rights for minority shareholders or an asset sale transaction.

Depending on the circumstances, an asset sale of a Dutch public limited liability company (naamloze vennootschap) is sometimes used as a way to squeeze out minority shareholders, for example, after a successful tender offer through which a third party acquires a supermajority, but less than all, of the company’s shares. In such a scenario, the business of the target company is sold to a third party or a special purpose vehicle, followed by the liquidation of the target company. The purchase price is distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders had an interest.

Any sale or transfer of all of our assets and our dissolution or liquidation is subject to approval by a majority of the votes cast in its general meeting. Our articles of association provide that our general meeting may only adopt such resolution upon a proposal of our Management Board, which proposal requires the prior approval of our Supervisory Board. On July 1, 2021, the powers of our Management Board will vest in our Board.

Certain Other Major Transactions

Our articles of association and Dutch law provide that resolutions of our Management Board, or, after July 1, 2021, our Board concerning a material change in our identity, character or business are subject to the approval of our general meeting. Such changes include:

•	a transfer of all or materially all of its business to a third party;

•

the entry into or termination of a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance to the company; and

•

the acquisition or disposition of an interest in the capital of a company by the company or by its subsidiary with a value of at least one-third of the value of our assets, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.

Dividends and Other Distributions

We may only make distributions to our shareholders if our equity exceeds the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law or by our articles of association. Under our articles of association, any profits or distributable reserves must first be applied to pay a dividend on the financing preferred shares, if outstanding.

Any remaining profits may be reserved by the Management Board subject to the approval of the Supervisory Board or, after July 1, 2021, the Board. After reservation by our Management Board of any distributable profits, our general meeting will be authorized to declare distributions on the proposal of our Management Board which proposal will require the prior approval of our Supervisory Board. Our Management Board is permitted, subject to approval of our Supervisory Board and certain requirements, to declare interim dividends without the approval of the shareholders. Interim dividends may be declared as provided in our articles of association and may be distributed to the extent that the shareholders’ equity, based on interim financial statements, exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or our articles of association. We may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution we are not able to pay its due and collectable debts, then our shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to its creditors. On July 1, 2021, the powers of our Management Board will vest in our Board.

Upon proposal of the Management Board, the general meeting may determine that distributions will be made in whole or in part in a currency other than the Euro. We shall announce any proposal for a distribution and the date when and the place where the distribution will be payable to all shareholders by electronic means of communication with due observance of the applicable law and stock exchange rules. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to the company (verjaring).

We do not anticipate paying any dividends on ordinary shares for the foreseeable future.

Warrants

As of December 31, 2020, there were 7,187,500 warrants outstanding. Our warrants are issued in registered (book-entry) form under the amended and restated warrant agreement (the “Warrant Agreement”) by and between us and Continental Stock Transfer & Trust Company, as warrant agent. The following summary of certain provisions relating to our warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to the warrant agreement.

General

Each whole warrant entitles the holder to purchase one ordinary share for $11.50 per share, subject to certain adjustments (the “Exercise Price”). The warrants will expire at the earliest to occur of (i) 5:00 p.m., New York City time on July 1, 2025 and (ii) 5:00 p.m., New York City time on the redemption date, if any, that we may fix in accordance with the Warrant Agreement. The private warrants are not subject to redemption by us, and therefore will expire at 5:00 p.m., New York City time on October 25, 2024. We may extend the duration of the warrants so long as we provide at least 20 days’ prior written notice to all registered holders. Any such extension must be identical among all of the warrants. Any warrant not exercised prior to its expiration will become void.

Exercise and Expiration

A warrant may be exercised by delivering to the Warrant Agent (i) the warrant, (ii) an election to purchase form, and (iii) the payment in full of the Exercise Price and any and all applicable taxes due in connection with the exercise.

As soon as practicable after the exercise of any warrant we will issue a book-entry position or certificate, as applicable, for the ordinary shares. All ordinary shares issued upon the proper exercise of a warrant in conformity with the Warrant Agreement will be validly issued, fully paid and non-assessable.

A warrant holder may notify us in writing of the holder’s election to be subject to a provision of the Warrant Agreement preventing the holder from exercising a warrant, to the extent that, after giving effect to such exercise, the holder (together with its affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8%, as specified by the holder (the “Maximum Percentage”) of our outstanding ordinary shares immediately after giving effect to such exercise. By written notice to us, a warrant holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided, however, that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to us.

Cashless Exercise

We have agreed to use our reasonable best efforts to file with the Securities and Exchange Commission (the “Commission”) as soon as practicable a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the warrants. We are obligated to use our reasonable best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants. Warrant holders have the right, until such registration statement is declared effective by the Commission, and during any other period that we may fail to have maintained an effective registration statement covering the ordinary shares issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis.” In a cashless exercise, holders may exchange their warrants for a number of ordinary shares equal to the quotient obtained by dividing (x) the product of (i) the number of ordinary shares underlying the warrants and (ii) the excess of the “fair market value” of our ordinary shares over the Exercise Price by (y) the “fair market value” of our ordinary shares. In this scenario, the “fair market value” means the average reported last sale price of our ordinary shares for the 10-trading-day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent.

If, by reason of any exercise of warrants on a “cashless basis”, the holder of any warrant would be entitled, upon the exercise of such warrant, to receive a fractional interest in an ordinary shares, we will round down to the nearest whole number, the number of ordinary shares to be issued to such holder.

Redemption and Notice

We have the right to redeem the warrants, at any time while they are exercisable and prior to their expiration, at the price of $0.01 per warrant (the “Redemption Price”). If we choose to redeem all outstanding warrants, we are required to (i) fix a date for the redemption and (ii) provide notice to the registered holders of the warrants at least 30 days prior to the redemption date. We will mail any such notice of redemption by first class mail, postage prepaid, not less than 30 days prior to the redemption date to registered warrant holders. The notice will be sent to each registered holder’s last address as it appears on the registration books. Any notice so mailed will be conclusively presumed to have been duly given, whether or not the registered holder actually receives such notice.

We may only redeem the warrants if (i) the last reported sale price of our ordinary shares has been at least $18.00 per share (subject to certain adjustments), on 20 trading days within the 30-trading-day period ending on the third business day prior to the date on which notice of the redemption is given and (ii) there is an effective registration statement covering the ordinary shares issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30 days prior to the redemption date. If there is no effective registration statement and current prospectus available, we may, at the election of our board, nonetheless require holders to exercise their warrants on a “cashless basis,” provided that the conditions set forth in clause (i) above are satisfied. If we require holders to exercise their warrants on a “cashless basis” in such a scenario, holders of the warrants will be required to surrender the warrants for a number of ordinary shares equal to the quotient obtained by dividing (x) the product of (i) the number of ordinary shares underlying the warrants and (ii) the excess of the “fair market value” of our ordinary shares over the Exercise Price by (y) the “fair market value” of our ordinary shares. In this scenario, the “fair market value” means the average last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date that notice of redemption is sent to the holders of the warrants.

The warrants may be exercised for cash or on a “cashless basis”, as applicable, at any time after we send a notice of redemption and prior to the redemption date. If we require all warrant holders to exercise their warrants on a “cashless basis,” the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants.

On and after the redemption date, the record holder of the warrants will have no further rights except to receive, upon surrender of the warrants, the Redemption Price.

Adjustments

The number of ordinary shares issuable upon the exercise of the warrants is subject to customary adjustments in certain circumstances, such as a share split, dividend or reclassification of our ordinary shares, as described in the Warrant Agreement. In the event the number of ordinary shares purchasable upon the exercise of the warrants is adjusted, the Exercise Price will be adjusted (to the nearest cent) by multiplying the Exercise Price immediately prior to such adjustment, by a fraction (x) the numerator of which shall be the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of ordinary shares so purchasable immediately thereafter.

If, by reason of any adjustment made pursuant to the events described above (each, an “Adjustment”), the holder of any warrant would be entitled, upon the exercise of such warrant, to receive a fractional interest in a share, we will, upon such exercise, round down to the nearest whole number the number of ordinary shares to be issued to such holder.

Warrant holders also have replacement rights in the case of certain reorganization, merger, consolidation or sale transactions involving our company or substantially all of our assets (each a “Replacement Event”). Upon the occurrence of any Replacement Event, warrant holders will have the right to purchase and receive (in lieu of our ordinary shares) the kind and amount of stock or other securities or property (including cash) receivable upon such Replacement Event that the holder would have received if the warrants were exercised immediately prior to such event.

Upon any adjustment of the Exercise Price or the number of shares issuable upon exercise of a warrant, we will provide written notice of such adjustment to the Warrant Agent stating the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a warrant. We will also provide notice of any adjustment described above to each warrant holder at the last address set forth in the warrant register stating the date of the event.

Transfers and Exchanges

Warrants may be exchanged or transferred upon surrender of the warrant to the Warrant Agent, together with a written request for exchange or transfer. Upon any transfer, a new warrant representing an equal aggregate number of warrants will be issued and the old warrant will be cancelled by the Warrant Agent.

Book-entry warrants may be transferred only in whole and warrants bearing a restrictive legend may transferred or exchanged only if the Transfer Agent has received an opinion of counsel stating that such transfer may be made and indicating whether the new warrants must also bear a restrictive legend.

No Rights as a Shareholder

A warrant does not entitle the holder to any of the rights of a shareholder of our company, including, without limitation, the right to receive dividends, the right to vote or the right to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of our company.

Notices

We will give notice of each general meeting by publication on its website and, to the extent required by applicable law, in a Dutch daily newspaper with national distribution, and in any other manner that we may be required to follow in order to comply with Dutch law and applicable stock exchange and SEC requirements. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in its shareholders’ register.

Stock Exchange Listing

Our ordinary shares are listed on Nasdaq under the symbol “IMTX.” Our warrants are listed on Nasdaq under the symbol “IMTXW.”